April 8, 2009

Ms. Kathleen Collins
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Statmon Technologies Corp
Form 10-1SB for the Fiscal Year Ended March 31, 2008
Ended April 30, 2008 - Filed July 14, 2008
Forms 10-,Q for the Quarters Ended June 30, 2008 and
September 30, 2008
Filed August 14, 2008 and November 14, 200. respectively
File No. 000-09751

Dear Ms. Collins:

We have reviewed your January 30, 2009 comment letter (the “Comment Letter”) regarding the above-referenced filings of Statmon Technologies Corp. (the “Registrant”).  On behalf of the Registrant, we submit this response letter, along with the amended March 31, 2008 Form 10-KSB, amended June 30 2008 Form 10-Q and amended September 30, 2008 Form 10-Q, each of which has been revised in conformity with your comments.  For your convenience, we have provided our responses below in a question and answer format.  Your original comment is provided below in bold text, followed by our response.

Form 10-KSB for the Fiscal Year Ended March 31 2008

Item 8A(T). Evaluation of Disclosure Controls a.nd Procedure, page 33

1.
We note your disclosures in the Company’s March 31, 2008 Form 10-KSB, June 30 2008 Form 10-Q and September 30, 2008 Form 10-Q where you indicate that your CE0 and CFO concluded that your "disclosure controls,and procedures were effective as of the date of the end of the period covered by this report to provide reasonable assurance that material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms."  Please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

In response to the Staff’s comment, the Company has clarified in each of the amended March 31, 2008 Form 10-KSB, amended June 30, 2008 Form 10-Q and amended September 30, 2008 Form 10-Q that the officers of the Company have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure in accordance with Exchange Act Rule 13a-15(e).

2.
We also note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of control system are met." Please confirm if true that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principle executive officer and principle financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section 11.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33- 8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

In response to the Staff’s comment, the Company has confirmed in each of the amended March 31, 2008 Form 10-KSB, amended June 30 2008 Form 10-Q and amended September 30, 2008 Form 10-Q  that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principle executive officer and principle financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level/the Company has removed the reference to the level of assurance of its disclosure controls and procedures.

3.
We note your statement that there is a lack of segregation of duties due to the small number of employees and this constitutes a significant deficiency in financial reporting.  You also state that "considering the employees involved and the controls procedures in place," the risks associated with such lack of segregation of duties are insignificant.  Please explain further how you determined that the lack of segregation of duties does not rise to the level of material weakness.  Also, please disclose in greater detail how your officers were able to conclude that the disclosure controls and procedures were effective in light of the identified matters.  In this regard, explain further what employees are involved in your general and administrative and financial matters and what control procedures are in place to overcome this deficiency.  In addition, tell us how you considered this issue when evaluating and concluding on the effectiveness of the Company's internal controls over financial reporting.

In response to the Staff’s comment, the weakness identified by management relates to the lack of sufficient accounting resources.  We have only one full-time employee in our accounting department (Chief Operating Officer) to perform routine record keeping.  Consequently, our financial reporting function is limited.  Management believes this weakness is considered a significant deficiency and does not rise to the level of a material weakness due to the compensating supervisory controls as discussed below.

As of the end of the period covered by this report and to address the identified weakness, the Chief Executive Officer will routinely assist the Chief Operating Officer in reviewing the financial results for the period, review and approve significant transactions, review budget and actual operating results, and review the financial statements and disclosures thereon for completeness.  The Chief Executive Officer operates in a supervisory capacity to help compensate for the limited accounting personnel.  This added level of supervision helps ensure the financial statements and disclosures are accurate and complete.  This additional assistance was considered in concluding that our weakness in internal control is a significant deficiency.  This added level of supervision helps ensure the financial statements and disclosures are accurate and complete.

In order to correct this deficiency, the Company plans on hiring additional in-house full-time accounting personnel or will consider hiring an outside consultant, as needed, to ensure that management will have adequate resources in order to attain complete reporting of financial information on a timely manner and provide a further level of segregation of financial responsibilities as the Company continues to expand.

4.
It does not appear that your management has performed its assessment of internal control over financial reporting as of March 31, 2008 as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-B.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.  If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial rporting.  In performing your evaluation, you may find the following documents helpful:

•
the Commission's release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the SecuritiesExchange Act of 193,4 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the "Sarbanes-Oxley Section 404 - A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

Please note that the failure to perform management's assessment adversely affects the Company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In response to the Staff’s comment, the management of the Company has performed its assessment of internal control over financial reporting as of March 31, 2008 as required by Exchange Act Rules 13a-15 and 15d-15, and has amended the March 31, 2008 Form 10-KSB to provide the assessment and a conclusion as to the effectiveness of our internal control over financial reporting, as required by Item 308T(a) of Regulations S-B.

5.
In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

In response to the Staff’s comment, the management of the Company has performed its assessment of internal control over financial reporting as of March 31, 2008 as required by Exchange Act Rules 13a-15 and 15d-15, and has amended the March 31, 2008 Form 10-KSB to provide the appropriate language regarding our assessment and a conclusion as to the effectiveness of our internal control over financial reporting, as required by Item 308T(a) of Regulations S-B.

Exhibit 31.1 and 31.2

6.
We note that you filed your Principal Executive Officer and Principal Financial Officer's certifications under Item 601(b)(31) of Regulation S-B.  Please revise the certifications included in the Company's March 31, 2008 Form 10-KSB, June 30, 2008 Form 10-Q and September 30, 2008 Form 10-Q to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

In response to the Staff’s comment, we have revised each of the certifications in the Company's amended March 31, 2008 Form 10-KSB, amended June 30, 2008 Form 10-Q and amended September 30, 2008 Form 10-Q in accordance with the Staff’s comment.

Sincerely,
/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc:	Geoffrey Talbot